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                                                         THEODORE C. CADWELL, JR
                                                                         PARTNER
                                                                  (612) 343-2160
                                                              FAX (612) 340-8738
                                                          cadwell.ted@dorsey.com

                                December 12, 2006

                                                            VIA EDGAR SUBMISSION

Mr. Russell Mancuso
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

     Re:  ATS Medical, Inc.
          Amendment No. 3 to Registration Statement on Form S-3
          Filed November 17, 2006
          File No. 333-129521

Dear Mr. Mancuso:

     On behalf of ATS Medical, Inc., a Minnesota corporation (the "Company"), we transmit herewith for filing via EDGAR Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-3 filed on November 7, 2005 and amended by Amendment No. 1 thereto ("Amendment No. 1") on May 9, 2006, Amendment No. 2 thereto ("Amendment No. 2") on October 13, 2006 and Amendment No. 3 thereto ("Amendment No. 3") on November 17, 2006 (collectively, the "Registration Statement"). The enclosed Amendment No. 4 has been marked to show changes from Amendment No. 3.

     This letter responds to the comments received from you on behalf of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission"), in a letter dated November 29, 2006 (the "Comment Letter"). For ease of reference in this letter, the Commission's comments contained in the Comment Letter appear directly above the Company's response.

Your warrants may be subject to resale limitations imposed by the securities laws of some states, page 17

     1.   Comment:

     We note your revised disclosure in response to prior comment 4. Please expand your risk factor to indicate, if true, and consistent with your disclosure on page 44, that in some states the notes, warrants or shares of common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available

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Securities and Exchange Commission
December 12, 2006
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and the conditions of which are satisfied. Identify the states in which sales will have to be so registered or qualified. Please also revise the caption of your risk factor to summarize your revised disclosure and clearly indicate that the resale limitations also extend to the notes and shares of common stock.

     Response:

     We have modified the last sentence of the risk factor on page 18 to provide as follows: "Furthermore, depending upon the nature of the seller and the circumstances of the sale, the securities may be required to be sold in certain jurisdictions only through registered or licensed brokers or dealers." We carefully reviewed the language contained in that sentence, as well as numerous precedent from other note and convertible note offerings filed with the Commission, and we believe that this revised disclosure should satisfy the Commission's concerns for the following reasons:

     1. As described in our risk factor, unlike many note offerings, the notes and warrants offered pursuant to our prospectus are already exempted from state securities registration requirements under Section 18(b)(1) of the Securities Act, and we believe that all states would provide an applicable exemption from state securities registration for non-issuer sales of warrants to purchase common stock listed on the Nasdaq Global Market System;

     2. Whether purchasing securityholders must resell the securities only through a registered or licensed broker or dealer is not principally affected by any factor peculiar to the securities being registered or the state of residence of the selling securityholders but rather is principally affected by the individual facts and circumstances of the selling securityholders themselves and whether any given selling securityholder meets the definition of "broker" or "dealer" under a particular state's securities laws. Because such individual facts and circumstances are known only to such selling securityholder, and not to the Company, it is not a proper subject for disclosure by the Company; and

     3. Whether a purchasing securityholder must resell the securities only through a registered or licensed broker or dealer does not impact the liquidity of the securities in any event. Any such requirement would not impose a restriction on resale, but merely would require that the particular securityholder utilize any available registered or licensed broker or dealer to effectuate the trade.

     As requested, we also have (i) revised the caption of our risk factor to indicate clearly that the resale limitations apply to the notes, warrants and shares of common stock and (ii) modified the disclosure in the "Plan of Distribution" section to conform to the disclosure contained in this risk factor.

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Securities and Exchange Commission
December 12, 2006
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     2.   Comment:

     Please identify the "some states" mentioned in the last sentence.

     Response:

     As discussed in response to Comment No. 1 above, there are no particular states for which we are aware of any resale restrictions. Instead, this reference was merely designed to alert selling securityholders of the need to consult with their own legal advisors or employ a registered or licensed broker or dealer in the event that any state were to impose such a requirement upon a selling securityholder at the time such securityholder decided to resell his or her securities. As discussed in this risk factor and in our response to Comment No. 1 above, because the notes, warrants and shares issued upon conversion have been qualified or are otherwise exempted from state securities registration requirements, the liquidity of the securities being issued pursuant to the prospectus is not in question. As a result, we have modified the final sentence of this risk factor in order to avoid any potential confusion to selling securityholders.

Incorporation by Reference, page 45

     3.   Comment:

     We note your response to prior comment 7 and your amended current report on Form 8-K filed on November 20, 2006. Please tell us where you have provided the full interim financial statements for 3F Therapeutics that meet the requirements of Rule 3-05 of Regulation S-X.

     Response:

     As requested, the Company will file a Form 8-K/A to add additional cash flow and footnote information for 3F Therapeutics in order to provide full interim financial statements for 3F Therapeutics that meet the requirements of Rule 3-05 of Regulation S-X

Exhibit 5.1

     4. Comment:

     Please file an opinion that clarifies when the Automatic Conversion Shares "will be" legally issued, fully paid and non-assessable.

     Response:

     As requested, in our Exhibit 5.1 opinion, we have added the language "when issued upon conversion of the Notes," in reference to the Automatic Conversion Shares.

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Securities and Exchange Commission
December 12, 2006
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                                      * * *

     For your convenience, we are sending to your attention three courtesy copies of this letter and marked copies of Amendment No. 4 to the Registration Statement on Form S-3. If you have any questions regarding this letter, please feel free to contact me at (612) 343-2160, or in my absence, Tim Hearn at (612) 340-7802.

                                        Sincerely,


                                        /s/ Theodore C. Cadwell, Jr.
                                        ----------------------------------------
                                        Theodore C. Cadwell, Jr.